SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                  SCHEDULE 13D
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(a)*

                               EXIDE TECHNOLOGIES
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    302051206
                                 (CUSIP Number)

                               Jeffrey L. Gendell
                          55 Railroad Avenue, 3rd Floor
                          Greenwich, Connecticut 06830
       (Name, address and telephone number of person authorized to receive notices and communications)

                                  June 28, 2006
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

--------------------------------------------------------------------------------
CUSIP No. 302051206                  13D                            Page 2 of 12
--------------------------------------------------------------------------------

-----   ------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.               Tontine Capital Partners, L.P.
        I.R.S. IDENTIFICATION NOS.
        OF ABOVE PERSON (ENTITIES ONLY)
-----   ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (a)[X]
                                                                          (b)[_]
-----   ------------------------------------------------------------------------
  3     SEC USE ONLY

-----   ------------------------------------------------------------------------
  4     SOURCE OF FUNDS:                                                  WC

-----   ------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e):                                      [_]
-----   ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION:                Delaware

--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER:                                    0

  NUMBER OF     -----   --------------------------------------------------------
   SHARES         8     SHARED VOTING POWER:                            632,200
BENEFICIALLY
  OWNED BY      -----   --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER:                               0
  REPORTING
 PERSON WITH    -----   --------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER:                       632,200

--------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        632,200

-----   ------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                             [_]
-----   ------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                2.58%

-----   ------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON:                               PN

-----   ------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 302051206                  13D                            Page 3 of 12
--------------------------------------------------------------------------------

-----   ------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.           Tontine Capital Management, L.L.C.
        I.R.S. IDENTIFICATION NOS.
        OF ABOVE PERSON (ENTITIES ONLY)
-----   ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (a)[X]
                                                                          (b)[_]
-----   ------------------------------------------------------------------------
  3     SEC USE ONLY

-----   ------------------------------------------------------------------------
  4     SOURCE OF FUNDS:                                                  WC

-----   ------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e):                                      [_]
-----   ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION:                Delaware

--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER:                                    0

  NUMBER OF     -----   --------------------------------------------------------
   SHARES         8     SHARED VOTING POWER:                            632,200
BENEFICIALLY
  OWNED BY      -----   --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER:                               0
  REPORTING
 PERSON WITH    -----   --------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER:                       632,200

--------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        632,200

-----   ------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                             [_]
-----   ------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                2.58%

-----   ------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON:                               OO

-----   ------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 302051206                  13D                            Page 4 of 12
--------------------------------------------------------------------------------

-----   ------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.           Tontine Partners, L.P.
        I.R.S. IDENTIFICATION NOS.
        OF ABOVE PERSON (ENTITIES ONLY)
-----   ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (a)[X]
                                                                          (b)[_]
-----   ------------------------------------------------------------------------
  3     SEC USE ONLY

-----   ------------------------------------------------------------------------
  4     SOURCE OF FUNDS:                                                  WC

-----   ------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e):                                      [_]
-----   ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION:                Delaware

--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER:                                    0

  NUMBER OF     -----   --------------------------------------------------------
   SHARES         8     SHARED VOTING POWER:                            564,576
BENEFICIALLY
  OWNED BY      -----   --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER:                               0
  REPORTING
 PERSON WITH    -----   --------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER:                       564,576

--------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        564,576

-----   ------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                             [_]
-----   ------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                2.30%

-----   ------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON:                               PN

-----   ------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 302051206                  13D                            Page 5 of 12
--------------------------------------------------------------------------------

-----   ------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.           Tontine Management, L.L.C.
        I.R.S. IDENTIFICATION NOS.
        OF ABOVE PERSON (ENTITIES ONLY)
-----   ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (a)[X]
                                                                          (b)[_]
-----   ------------------------------------------------------------------------
  3     SEC USE ONLY

-----   ------------------------------------------------------------------------
  4     SOURCE OF FUNDS:                                                  WC

-----   ------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e):                                      [_]
-----   ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION:                Delaware

--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER:                                    0

  NUMBER OF     -----   --------------------------------------------------------
   SHARES         8     SHARED VOTING POWER:                            564,576
BENEFICIALLY
  OWNED BY      -----   --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER:                               0
  REPORTING
 PERSON WITH    -----   --------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER:                       564,576

--------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        564,576

-----   ------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                             [_]
-----   ------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                2.30%

-----   ------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON:                               OO

-----   ------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 302051206                  13D                            Page 6 of 12
--------------------------------------------------------------------------------

-----   ------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.          Tontine Overseas Associates, L.L.C.
        I.R.S. IDENTIFICATION NOS.
        OF ABOVE PERSON (ENTITIES ONLY)
-----   ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (a)[X]
                                                                          (b)[_]
-----   ------------------------------------------------------------------------
  3     SEC USE ONLY

-----   ------------------------------------------------------------------------
  4     SOURCE OF FUNDS:                                                  WC

-----   ------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e):                                      [_]
-----   ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION:                Delaware

--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER:                                    0

  NUMBER OF     -----   --------------------------------------------------------
   SHARES         8     SHARED VOTING POWER:                           1,228,611
BENEFICIALLY
  OWNED BY      -----   --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER:                               0
  REPORTING
 PERSON WITH    -----   --------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER:                      1,228,611

--------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       1,228,611

-----   ------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                             [_]
-----   ------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                5.00%

-----   ------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON:                               IA, OO

-----   ------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 302051206                  13D                            Page 7 of 12
--------------------------------------------------------------------------------

-----   ------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.            Jeffrey L. Gendell
        I.R.S. IDENTIFICATION NOS.
        OF ABOVE PERSON (ENTITIES ONLY)
-----   ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (a)[X]
                                                                          (b)[_]
-----   ------------------------------------------------------------------------
  3     SEC USE ONLY

-----   ------------------------------------------------------------------------
  4     SOURCE OF FUNDS:                                                  WC

-----   ------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e):                                      [_]
-----   ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION:                United States

--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER:                                    0

  NUMBER OF     -----   --------------------------------------------------------
   SHARES         8     SHARED VOTING POWER:                           2,425,387
BENEFICIALLY
  OWNED BY      -----   --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER:                               0
  REPORTING
 PERSON WITH    -----   --------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER:                      2,425,387

--------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       2,425,387

-----   ------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                             [_]
-----   ------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                9.88%

-----   ------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON:                               IN

-----   ------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 302051206                  13D                            Page 8 of 12
--------------------------------------------------------------------------------


ITEM 1.     SECURITY AND ISSUER.

This statement relates to the common stock, par value of $.01 per share (the "Common Stock"), of Exide Technologies (the "Company"). The principal executive office of the Company is 13000 Deerfield Parkway, Building 200 Alpharetta, Georgia 30004.

ITEM 2.     IDENTITY AND BACKGROUND.

          (a)  This statement is filed by:

          (i) Tontine Capital Partners, L.P., a Delaware limited partnership ("TCP"), with respect to the shares of Common Stock directly owned by it;

          (ii) Tontine Capital Management, L.L.C., a limited liability company organized under the laws of the State of Delaware ("TCM"), with respect to the shares of Common Stock directly owned by TCP;

          (iii) Tontine Partners, L.P., a Delaware limited partnership ("TP"), with respect to the shares of Common Stock directly owned by it;

          (iv) Tontine Management, L.L.C., a limited liability company organized under the laws of the State of Delaware ("TM"), with respect to the shares of Common Stock directly owned by TP;

          (v) Tontine Overseas Associates, L.L.C., a limited liability company organized under the laws of the State of Delaware ("TOA"), which serves as investment manager to Tontine Overseas Fund, Ltd., a company organized under the laws of the Cayman Islands ("TOF"), and certain separately managed accounts, with respect to the shares of Common Stock owned by TOF and the separately managed accounts; and

          (vi) Jeffrey L. Gendell ("Mr. Gendell"), with respect to the shares of Common Stock owned directly by TCP, TP, TOF and the separately managed accounts.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

          (b) The address of the principal business and principal office of each of Reporting Person is 55 Railroad Avenue, 3rd Floor, Greenwich, Connecticut 06830.

          (c) The principal business of each of TCP and TP is serving as a private investment limited partnership. The principal business of TCM is serving as the general partner of TCP. The principal business of TM is serving as the general partner of TP. The principal business of TOA is that of an investment advisor engaging in the purchase and sale of securities on behalf of its clients. Mr. Gendell serves as the managing member of TCM, TM and TOA.

          (d) None of the Reporting Persons, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

--------------------------------------------------------------------------------
CUSIP No. 302051206                  13D                            Page 9 of 12
--------------------------------------------------------------------------------

          (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) TCP is a limited partnership organized under the laws of the State of Delaware. TCM is a limited liability company organized under the laws of the State of Delaware. TP is a limited partnership organized under the laws of the State of Delaware. TM is a limited liability company organized under the laws of the State of Delaware. TOA is a limited liability company organized under the laws of the State of Delaware. Mr. Gendell is a United States citizen.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Persons have not acquired any additional shares of Common Stock since their last reported acquisitions.

ITEM 4.     PURPOSE OF TRANSACTION.

         The Reporting Persons acquired the shares of Common Stock for investment purposes. The Reporting Persons may acquire additional securities of the Company or dispose of securities of the Company at any time and from time to time in the open market or otherwise. Pursuant to the Standby Purchase Agreement (as defined below), if the rights offering contemplated therein is consummated, the Reporting Persons will have the right to have two designees appointed to the board of directors of the Company and will acquire additional shares of Common Stock.

         Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company, it should be noted that the possible activities of the Reporting Persons are subject to change at any time. Except as set forth above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

          (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. The Reporting Persons beneficially own the number of shares of the Common Stock listed below, representing approximately the percentage of the outstanding shares of Common Stock set forth opposite such number. The percentages used herein are calculated based upon 24,551,008 shares of Common Stock outstanding as of June 23, 2006 as disclosed in the Company's Annual Report on Form 10-K for the year ended March 31, 2006.

--------------------------------------------------------------------------------
Name                                    Number of Shares        Percent of Class
----                                    ----------------        ----------------
--------------------------------------------------------------------------------
Tontine Capital Partners, L.P.                 632,200                2.58%
--------------------------------------------------------------------------------
Tontine Capital Management L.L.C.              632,200                2.58%
--------------------------------------------------------------------------------
Tontine Partners, L.P.                         564,576                2.30%
--------------------------------------------------------------------------------
Tontine Management, L.L.C.                     564,576                2.30%
--------------------------------------------------------------------------------
Tontine Overseas Associates, L.L.C.          1,228,611                5.00%
--------------------------------------------------------------------------------
Jeffrey L. Gendell                           2,425,387                9.88%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 302051206                  13D                           Page 10 of 12
--------------------------------------------------------------------------------

          (b)  The responses of the Reporting Persons to (i) Rows (7) through
(10) of the cover pages of this statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

          (c) Except for the transaction described in Item 4 hereof, none of the Reporting Persons has effected any transactions in the Common Stock of the Company during the past 60 days.

          (d) TCM, the general partner of TCP, has the power to direct the affairs of TCP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. TM, the general partner of TP, has the power to direct the affairs of TP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. Mr. Gendell is the Managing Member of TCM and TM and in that capacity directs each of their operations. Each of the clients of TOA has the power to direct the receipt of dividends from or the proceeds of the sale of such shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          As provided under the standby purchase agreement (the "Standby Purchase Agreement") entered into by and among TCP, Legg Mason Investment Trust, Inc. ("Legg Mason"), Arklow Capital Management, LLC (collectively, with certain affiliates of TCP, "Holders") and the Company, dated as of June 28, 2006, the Holders will participate in a rights offering where by the Company's stockholders will receive rights to purchase shares of Common Stock (the "Rights Offering"). To the extent that shares are not purchased by the Company's stockholders under the Rights Offering (the "Unsubscribed Shares"), the Holders agree to purchase from the Company any and all Unsubscribed Shares, in percentages as determined under the Standby Purchase Agreement. TCP and Legg Mason will also purchase additional shares of Common Stock from the Company for an aggregate price of $50 million at the Rights Offering subscription price per share. If the closing of the Rights Offering does not occur, TCP and Legg Mason shall have the option to purchase shares of Common Stock from the Company.

         Pursuant to the Standby Purchase Agreement, and upon its closing, the Holders will enter into a Registration Rights Agreement with the Company (the "Registration Rights Agreement"). The registration rights granted under the Registration Rights Agreement terminate with respect to any Holder when such Holder ceases to own any Registrable Securities (as defined in the Registration Rights Agreement). The foregoing summary of the Standby Purchase Agreement and the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to Exhibit 1, which is incorporated by reference herein.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

1. Standby Purchase Agreement, dated June 28, 2006, by and among Tontine Capital Partners, L.P., Legg Mason Investment Trust, Inc., Arklow Capital Management, LLC and the Company, including as Annex B thereto, the Form of Registration Rights Agreement to be entered into by and among Tontine Capital Partners, L.P., Legg Mason Investment Trust, Inc., Arklow Capital Management, LLC and the Company (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed June 29, 2006).

--------------------------------------------------------------------------------
CUSIP No. 302051206                  13D                           Page 11 of 12
--------------------------------------------------------------------------------

                                   SIGNATURES

         After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  June 29, 2006


                                        /s/  Jeffrey L. Gendell
                                      ----------------------------------------
                                      Jeffrey L. Gendell, individually, and as
                                      managing member of
                                      Tontine Capital
                                      Management, L.L.C.,
                                      general partner of Tontine Capital
                                      Partners, L.P., and as managing member of
                                      Tontine Management, L.L.C.,
                                      general partner of Tontine Partners, L.P.,
                                      and as managing member of Tontine
                                      Overseas Associates, L.L.C.

                                  EXHIBIT INDEX
                                  -------------

Exhibit Number            Description
--------------            -----------

Exhibit 1 Standby Purchase Agreement, dated June 28, 2006, by and among Tontine Capital Partners, L.P., Legg Mason Investment Trust, Inc., Arklow Capital Management, LLC and the Company, including as Annex B thereto, the Form of Registration Rights Agreement to be entered into by and among Tontine Capital Partners, L.P., Legg Mason Investment Trust, Inc., Arklow Capital Management, LLC and the Company (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed June 29, 2006).